FILED PURSUANT TO RULE 433

FILE NO. 333-192302

CITIGROUP INC.

$1,750,000,000

2.350% NOTES DUE 2021

Terms and Conditions

Issuer:	Citigroup Inc.

Ratings*:	Baa1 / BBB+ / A (Stable Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	July 26, 2016

Settlement Date:	August 2, 2016 (T+5 days)

Maturity:	August 2, 2021

Par Amount:	$1,750,000,000

Treasury Benchmark:	1.125% due June 30, 2021

Treasury Price:	$99-30+

Treasury Yield:	1.135%

Re-offer Spread to Benchmark:	T5+123 bp

Re-offer Yield:	2.365%

Semi-Annual Coupon:	2.350%

Public Offering Price:	99.930%

Net Proceeds to Citigroup:	$1,743,087,500 (before expenses)

Interest Payment Dates:	The 2nd of each February and August, beginning February 2, 2017. Following business day convention applicable

Day Count:	30 / 360

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply

Redemption at Issuer Option:	Only for tax purposes

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons. Redemption as a whole, not in part

Sinking Fund:	Not applicable

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange

Minimum Denominations/Multiples:	$1,000 / multiples of $1,000 in excess thereof

CUSIP:	172967KV2

ISIN:	US172967KV25
Sole Book Manager:	Citigroup Global Markets Inc.
Senior Co-Managers:	BBVA Securities Inc. Credit Agricole Securities (USA) Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. DZ Financial Markets LLC ING Financial Markets LLC

CITIGROUP INC.

$1,750,000,000

2.350% Notes Due 2021

Junior Co-Managers:

Apto Partners, LLC

Blaylock Beal Van, LLC

Capital Institutional Services, Inc.

CastleOak Securities, L.P.

CAVU Securities, LLC

Commerz Markets LLC

Desjardins Securities Inc.

Guzman & Company

HSBC Securities (USA) Inc.

The Huntington Investment Company

Loop Capital Markets LLC

MFR Securities, Inc.

MUFG Securities Americas Inc.

nabSecurities, LLC

National Bank of Canada Financial Inc.

RedTail Capital Markets, LLC

Santander Investment Securities Inc.

Siebert Brandford Shank & Co., L.L.C.

SMBC Nikko Securities America, Inc.

UniCredit Capital Markets LLC

U.S. Bancorp Investments, Inc.

The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.